                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                           FOR THE MONTH OF JULY, 2000



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10th FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



                 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 Form 20-F       X      Form 40-F
                            -----------            ------------

                 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                 Yes                No        X
                      -----------        -----------

                 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

                                                                      [CNH LOGO]


                        NEWS RELEASE


                        For Immediate Release



                        CNH ANNOUNCES REGULATORY APPROVAL FOR REQUIRED DIVESTITURE OF TRACTOR LINES AND PLANT


                        Racine, Wisconsin (July 20, 2000) - CNH Global (N:CNH)
           For more     announced today that the U.S. Department of Justice has
information contact:    approved the sale of its New Holland Versatile, Genesis
                        and G/70 series four-wheel and two-wheel drive tractor
                        lines, together with the Winnipeg, Canada, plant in
William B. Masterson    which they are made, to Buhler Versatile Inc., a
     01 262 636 5793    subsidiary of Buhler Industries Inc. (TSE:BUI).

                        The two companies announced last month that they had reached a sales agreement pending Department of Justice approval. The companies expect to complete the transaction by the end of this month.

                        Under the agreement, Buhler will supply the worldwide New Holland commercial organization with these tractor lines until October 31, 2001, and the Genesis and G/70 series tractors to markets outside of North America until December 31, 2002. Buhler also will supply Winnipeg-produced replacement parts for the tractor lines to the New Holland organization on an ongoing basis.

                        With strong global brands, CNH N.V. is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. Based in the United States, CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fiatallis, Fiat-Hitachi, Link-Belt earth moving equipment, New Holland, O&K and Steyr.





                        - CNH Global N.V. Administrative Offices 700 State Street Racine, WI 53404 U.S.A. http://www.cnh.com -

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                      CNH Global N.V.



                                      By:      /s/ Kevin J. Hallagan
                                           -------------------------------------
                                               Kevin J. Hallagan
                                               Vice President, Associate General
                                               Counsel and Assistant Secretary



July 21, 2000